Exhibit 3
     Jewelcor Companies
       Letter Head




VIA FACSIMILE  (315) 342-9403
December 12, 2002

Chris Gagas
Chairman and Chief Executive Officer
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY  13126

Dear Chris:

	Jewelcor Management, Inc. has owned stock in Pathfinder Bancorp, Inc. for approximately seven years. Several times during that period, you told me to be patient and that something good would happen. Of course, in my view, nothing good has happened.

	In my opinion, the fact that you, your president and your colleagues have continued to sell stock in Pathfinder is sending a negative message to the financial community. Furthermore, the lack of trading offers no liquidity to the public shareholders.

I must tell you how disappointed I am in your treatment of  shareholders like myself. How would you and your family feel if you owned more than 160,000 shares of stock in a bank that refused an offer to purchase the stock of the company at a price that was substantially in excess of the current market price of the stock. In my opinion, this type of conduct is unconscionable. As you know, the $17.00 per share offered by Fulton Savings Bank for the public shareholders' stock in Pathfinder was substantially more than the market value of Pathfinder's stock.

I believe that there are three clear options available to the Board of Directors of Pathfinder that would enhance shareholder value. These options are selling the bank, having a second stop conversion or reverting to a total mutual savings institution. I hope that the Pathfinder Board takes the necessary action to enhance shareholder value for the public shareholders of the company.

						Sincerely,


SH/jmq					Seymour Holtzman